April 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altamira Therapeutics Ltd.
Registration Statement on Form F-1
File No. 333-269823

Ladies and Gentlemen:

Altamira Therapeutics Ltd. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form F-1 (File No. 333-269823), initially filed with the Securities and Exchange Commission (“SEC”) on February 16, 2023, and which was declared effective by the SEC on March 31, 2023, together with all exhibits thereto (“Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. No securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

It is the Company’s understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

Please call Steven Skolnick of Lowenstein Sandler LLP at (973) 597-2476 with any questions.

Sincerely,

ALTAMIRA THERAPEUTICS LTD.

By:	/s/ Thomas Meyer
Name:	Thomas Meyer
Title:	Chief Executive Officer

Cc:	Steven Skolnick, Lowenstein Sandler LLP